U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 12b-25

NOTICE OF LATE FILING			SEC FILE NUMBER 0-19196

CUSIP NUMBER
742217102

[ X ]  Form 10Q and Form 10-QSB

For Period Ended:	03/31/01

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	Princeton Media Group, Inc.
Former Name if Applicable:	DeNovo Corporation.
Address of Principal Executive Office (Street and Number): 214 Brazilian Avenue, Suite 300, Palm Beach, FL 33480

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]    (c)  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K and Form 10-
KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if necessary.

Information for details of financial statements were not yet available and technical problems were encountered in the electronic filing process with Edgar.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

J. William Metzger  		(561) 659-0121
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ]   Yes	[   ]  No


The Registrant will report no revenues for the three-month period ended
March 31, 2000, representing a decrease of $     when compared with the same
period last year. The decrease is principally due to the discontinuation in 1998 of the company's subsidiaries. Net income for the first three months of 2001 was approximately

Princeton Media Group, Incl.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 16, 2001		By:   /s/   James J. McNamara
				James J. McNamara,
				Chairman of the Board and
				Acting Chief Executive Officer